EXHIBIT 15

March 27, 2015

The Board of Directors

Nomura Holdings, Inc.

We are aware of the incorporation by reference in this Registration Statement (Form S-8) of Nomura Holdings, Inc. pertaining to the Stock Acquisition Rights (No. 46), the Stock Acquisition Rights (No. 49), the Stock Acquisition Rights (No. 53), the Stock Acquisition Rights (No. 55), the Stock Acquisition Rights (No. 56) and the Stock Acquisition Rights (No. 59) of Nomura Holdings, Inc. of our report dated December 19, 2014 relating to the unaudited consolidated balance sheet of Nomura Holdings, Inc. as of September 30, 2014, and the related unaudited consolidated statements of income and comprehensive income for the three-month and six-month periods ended September 30, 2014 and 2013, and the unaudited consolidated statements of changes in equity and cash flows for the six-month periods ended September 30, 2014 and 2013 that is included in its Form 6-K dated December 19, 2014.

/s/ Ernst & Young ShinNihon LLC